UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                  July 7, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]   Rule 13d-1(b)

       [ ]   Rule 13d-(c)

       [X]   Rule 13d-1(d)



--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39945C109                     13G                   Page 2 of 6 Pages




1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

            Andre Imbeau

2           Check the Appropriate Box If a Member of a Group         (a) [ ]
            (See Instructions)                                       (b) [X]


3           SEC Use Only



4           Citizenship or Place of Organization

            Canada

                               5            Sole Voting Power
         Number of
           Shares                           2,209,088
        Beneficially
          Owned by
            Each
         Reporting
           Person
            With

                               6            Shared Voting Power

                                            0

                               7            Sole Dispositive Power

                                            270,552

                               8            Shared Dispositive Power

                                            1,938,536

9           Aggregate Amount Beneficially Owned by Each Reporting Person

            2,209,088

10 Check If the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


11          Percent of Class Represented by Amount in Row (9)

            1.9%

12          Type of Reporting Person (See Instructions)

            IN

CUSIP No. 39945C109                     13G                   Page 3 of 6 Pages



Item 1(a). Name of issuer:

              CGI Group Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a). Name of Person Filing:

              Andre Imbeau

Item 2(b). Address of Principal Offices or, if None, Residence:

              c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c). Citizenship:

              Canada

Item 2(d). Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e). CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or
(c), check whether the filing person is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act.

     (b) [ ] Bank as defined in section 3(a)(6) of the Act.

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

CUSIP No. 39945C109                     13G                   Page 4 of 6 Pages


Item 4.  Ownership.

     The holdings reported herein are stated as of December 31, 1998. Mr. Imbeau may be deemed to have been the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

     (a) Amount beneficially owned:         2,209,088     shares     (including
                                            1,938,536   shares   issuable  upon
                                            conversion   of  1,938,536  of  the
                                            issuer's  Class B Shares  (multiple
                                            voting) and 250,000 shares issuable
                                            upon  the   exercise   of   options
                                            exercisable   within   60  days  of
                                            December 31, 1998).

                                            By virtue of the Second Amended and
                                            Restated   Options   Agreement  and
                                            Shareholders'  Agreement  among the
                                            issuer's Majority Shareholders, BCE
                                            and Bell Canada,  Mr. Imbeau may be
                                            considered  to  be  the  beneficial
                                            owner of shares  beneficially owned
                                            by Serge Godin,  Jean  Brassard and
                                            BCE, Inc. As of December 31, 1998,

                                             (i)  Mr. Godin was understood to be
                                                  the   beneficial    owner   of
                                                  13,510,681  shares  (including
                                                  13,081,041   shares   issuable
                                                  upon  conversion of 13,081,041
                                                  of the issuer's Class B Shares
                                                  (multiple  voting) and 265,200
                                                  shares   issuable   upon   the
                                                  exercise       of      options
                                                  exercisable  within 60 days of
                                                  December 31, 1998);

                                             (ii) Mr. Brassard was understood to
                                                  be  the  beneficial  owner  of
                                                  1,140,793  shares   (including
                                                  867,248  shares  issuable upon
                                                  conversion  of  867,248 of the
                                                  issuer's    Class   B   Shares
                                                  (multiple  voting) and 250,000
                                                  shares   issuable   upon   the
                                                  exercise       of      options
                                                  exercisable  within 60 days of
                                                  December 31, 1998); and

                                             (iii)BCE was  understood  to be the
                                                  beneficial owner of 57,856,433
                                                  shares  (including   1,500,001
                                                  shares      issuable      upon
                                                  conversion of 1,500,001 of the
                                                  issuer's    Class   B   Shares
                                                  (multiple voting)).

                                            Mr.  Imbeau  disclaims   beneficial
                                            ownership of such shares.


     (b) Percent of class:                  1.9% (55.7% including shares as to
                                            which beneficial ownership is
                                            disclaimed, as described above)

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:          2,209,088 shares

     (ii)     Shared power to vote or direct the vote:                0 shares

     (iii)    Sole power to dispose or to direct the
              disposition of:                                   270,552 shares

     (iv)     Shared power to dispose or to direct the
              disposition of:                                 1,938,536 shares

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP No. 39945C109                     13G                   Page 5 of 6 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Imbeau's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.

CUSIP No. 39945C109                     13G                   Page 6 of 6 Pages



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    August 27, 1999
                                                    (Date)


                                                    /s/ Andre Imbeau
                                                    (Signature)


                                                    Andre Imbeau
                                                    (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)